CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

10th May 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

Annual General Meeting held on 9th May 2007 – Poll Results

Following are the poll results in respect of the resolutions proposed at the Annual General Meeting of Cathay Pacific Airways Limited held on 9th May 2007 ("the AGM"):

Resolutions		No. of Votes (%)	
		For	Against
1.	To declare a final dividend.	3,430,237,980 (100%)	0 (0%)
2.(a)	To re-elect Robert Michael James ATKINSON as a Director.	3,431,010,768 (99.5724%)	14,732,865 (0.4276%)
2.(b)	To elect HO Cho Ying Davy as a Director.	3,423,498,915 (99.3545%)	22,242,818 (0.6455%)
2.(c)	To elect LI Jiaxiang as a Director.	3,430,805,808 (99.5737%)	14,687,925 (0.4263%)
2.(d)	To elect TANG Kin Wing Augustus as a Director.	3,430,873,768 (99.5685%)	14,869,965 (0.4315%)
2.(e)	To elect Robert Barclay WOODS as a Director.	3,424,147,955 (99.3805%)	21,345,778 (0.6195%)
2.(f)	To elect ZHANG Lan as a Director.	3,423,360,063 (99.3577%)	22,131,670 (0.6423%)
3.	To reappoint KPMG as auditors and to authorise the Directors to fix their remuneration.	3,445,713,733 (99.9991%)	30,000 (0.0009%)
4.	To grant a general mandate for share repurchase.	3,445,741,733 (100%)	0 (0%)
5.	To grant a general mandate to the Directors to issue and dispose of additional shares in the Company.	3,175,471,424 (92.1565%)	270,266,309 (7.8435%)
6.	To approve Directors' fees.	3,445,605,733 (99.9991%)	32,000 (0.0009%)

As more than 50% of the votes were cast in favour of each resolution, all the resolutions were passed as ordinary resolutions.

Notes

(1) The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM: 3,938,227,572 shares. Every member present in person or by proxy has one vote for every share of which he is the holder. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

(2) The total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM was nil.

(3) Computershare Hong Kong Investor Services Limited, registrars of the Company, acted as scrutineer for the vote-taking at the AGM.

(4) The Directors of the Company as at the date of this announcement are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Augustus Tang and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

For and on behalf of

Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 9th May 2007

SWIRE

CATHAY PACIFIC